Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change August 17, 2009
Item 3	News Release The news release dated August 17, 2009 was disseminated through Marketwire’s Canadian and US Investment Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported the closing of its previously announced public offering of common shares and exercise of the overallotment option (the “Offering”).  Pursuant to the Offering, the company today issued 2,997,816 common shares at a price of US$17.00 per share, for aggregate net proceeds of approximately US$48.3 million after underwriting commissions.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated August 17, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 17th day of August, 2009

August 17, 2009	News Release 09-25

SILVER STANDARD ANNOUNCES CLOSING
OF PUBLIC OFFERING OF COMMON SHARES

Vancouver, B.C. – Silver Standard Resources Inc. (nasdaq: ssri; tsx: sso) reports the closing of its previously announced public offering of common shares and exercise of the overallotment option (the “Offering”).  Pursuant to the Offering, the company today issued 2,997,816 common shares at a price of US$17.00 per share, for aggregate net proceeds of approximately US$48.3 million after underwriting commissions.

The company intends to use the net proceeds from the Offering to fund the development of mineral properties, for working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes.

UBS Securities Canada Inc. acted as lead manager and sole book runner of the Offering. Deutsche Bank Securities Inc.; Credit Suisse Securities (USA) LLC; Dahlman Rose & Co., LLC; Morgan Stanley & Co. Incorporated; CIBC World Markets Inc; Scotia Capital Inc.; Blackmont Capital Inc.; GMP Securities L.P.; National Bank Financial Inc.; and Salman Partners Inc. acted as co-managers of the Offering.

A copy of the final prospectus supplement and the short form base shelf prospectus may be obtained in Canada from UBS Securities Canada Inc. at 161 Bay Street, Suite 4100, Toronto, Ontario M5J 2S1 (416-364-2201 telephone) or in the United States from UBS Securities LLC at 299 Park Avenue, New York, NY 10171 (212-821-3000 telephone).

This news release shall not constitute an offer to sell or a solicitation of an offer to buy common shares nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements: Statements in this news release relating to the offering and the anticipated use of proceeds are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”).  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited, to the company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company's filings with the Securities and Exchange Commission. The company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Silver Standard Resources Inc.
Robert A. Quartermain
President & CEO
(604) 689-3846

Silver Standard Resources Inc.
Paul LaFontaine
Director, Investor Relations
N.A. Toll Free: 1-888-338-0046 or Direct: (604) 484-8212
Email: invest@silverstandard.com

(Source: Silver Standard Resources Inc.)

Statements in this news release relating to the offering, the underwriters’ overallotment option, and the anticipated use of proceeds are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.